September 28, 2016

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Navios Maritime Acquisition Corporation
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 22, 2016
File No. 1-34104

Dear Ms. Blye:

On behalf of Navios Maritime Acquisition Corporation, a Republic of Marshall Islands corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 19, 2016 (the “Staff Letter”), regarding the Annual Report on Form 20-F, filed by the Company with the Commission on March 22, 2016.

For the convenience of the Staff, the comment from the Staff Letter corresponds to the numbered paragraph in this letter and is restated in italics prior to the response to the comment.

Risk Factors, page 4

Our international activities increase the compliance risks associated with economic and trade sanctions…, page 24

1.	We note your disclosure about Syria and Sudan. In your letter to us dated July 2, 2013, you discussed contacts with Syria. As you are aware, Syria and Sudan are designated by the U.S. Department of State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your letter to us dated July 2, 2013, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

The Company advises the Staff that since its letter of July 2, 2013, to the best of the Company’s knowledge, the Company’s vessels have not called in Syria or Sudan since July 2, 2013, and the Company has had not otherwise had any direct or indirect contact with Syria or Sudan, the governments of these countries or the entities they control since July 2, 2013.

335 Madison Avenue 12th Floor New York, New York 10017-4611	www.ThompsonHine.com Phone 212.344.5680 Fax 212.344.6101

Ms. Cecilia Blye, Chief , September 28, 2016

The Company does not anticipate, nor does it seek, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements, any such arrangements. However, given the variation in the Company’s business arrangements with charterers, it cannot guarantee that its vessels will not call in Syria or Sudan in the future. Notwithstanding the foregoing, the Company has not entered and does not plan to enter into any direct or indirect contracts, agreements or other arrangements with U.S.-designated state sponsors of terrorism, their governments or their controlled entities.

*        *        *

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3946 or Todd.Mason@ThompsonHine.com with any questions or comments regarding this letter.

Very truly yours,

/S/ TODD E. MASON

Todd E. Mason of Thompson Hine LLP

Exhibit A

SECRETARY’S CERTIFICATE

September 28, 2016

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Acquisition Corporation (the “Company”), pursuant to the Staff’s request in its letter, dated September 19, 2016, acknowledge that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/S/ VASILIKI PAPAEFTHYMIOU

Vasiliki Papaefthymiou